SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Rail Vision Ltd.

(Name of Issuer)

Ordinary Shares, NIS0.01 par value
(Title of Class of Securities)

M8186D106

(CUSIP Number)

Dr. Nicolas Lange

Knorr-Bremse Systeme für Schienenfahrzeuge GmbH

Moosacher Str. 80

80809 Munich

Germany

+49 89 3547-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186D106

1.	Names of Reporting Persons. Knorr-Bremse Systeme für Schienenfahrzeuge GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,853,578(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,853,578(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,853,578(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 5,248,427 ordinary shares, par value New Israel Sheqel (“NIS”) 0.01 per share (the “Ordinary Shares”) of Rail Vision Ltd. (the “Issuer”) and (ii) warrants to purchase 605,151 Ordinary Shares.
(2)	This percentage is calculated based upon 15,896,040 Ordinary Shares outstanding, as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on April 1, 2022, which does not give effect to any exercise of the underwriter’s over-allotment option or any exercise of warrants or underwriter’s warrants issued in the offering as described therein.

CUSIP No. M8186D106

1.	Names of Reporting Persons. Knorr-Bremse AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,853,578(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,853,578(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,853,578(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 5,248,427 Ordinary Shares and (ii) warrants to purchase 605,151 Ordinary Shares.
(2)	This percentage is calculated based upon 15,896,040 Ordinary Shares outstanding, as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on April 1, 2022, which does not give effect to any exercise of the underwriter’s over-allotment option or any exercise of warrants or underwriter’s warrants issued in the offering as described therein.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Sheqel (“NIS”) 0.01 per share (the “Ordinary Shares”) of Rail Vision Ltd., an Israeli corporation (the “Issuer”). The Issuer’s principal executive offices are located at 15 Hatidhar St. Ra’anana, 4366517 Israel. The Shares are listed on the NASDAQ Capital Market under the ticker symbol “RVSNW”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On April 4, 2022, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 3,787,241 units (“Units”), each consisting of one Ordinary Share and one warrant to purchase one Ordinary Share at an exercise price equal to $4.13, which is 100% of the public offering price of the units (the “IPO”). The purchase price for each Unit was $4.13. As a result of the IPO, the Issuer’s total number of outstanding Ordinary Shares increased to 15,896,040.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB GmbH”), a company incorporated under the laws of Germany, and Knorr-Bremse AG (“KB AG”), a public company organized under the laws of Germany (collectively, the “Reporting Persons”).

(b)	The address of the principal business office of each of the Reporting Persons is Moosacher Str. 80, D-80809 Munich, Germany.

(c)	The principal business of each of the Reporting Persons is the manufacture of braking systems and the supply of safety-critical sub-systems for rail and commercial vehicles.

(d)– (e)	During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2022, the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission by the Issuer in connection with its IPO was declared effective. The closing of the IPO took place on April 4, 2022.

Prior to the IPO, in March 2019, KB GmbH acquired 20,492 Ordinary Shares in exchange for $5 million pursuant to an investment agreement between the Issuer and KB GmbH on March 18, 2019 (the “2019 Agreement”). KB GmbH acquired a further 20,492 Ordinary Shares in exchange for an additional $5 million in September 2019 pursuant to the 2019 Agreement. In addition, as part of the 2019 Agreement, the Issuer also granted KB GmbH warrants to purchase Ordinary Shares with an exercise price of $244, which could be exercised in the event of the exercise of certain warrants held by other shareholders. Between March 2019 and May 2019, warrants to purchase 3,007 Ordinary Shares were exercised in consideration of approximately $0.7 million. All the remaining warrants pursuant to this investment agreement expired.

Prior to the IPO, in October 2020, KB GmbH acquired 51,282 Preferred A shares of the Issuer (convertible into 2,256,408 Ordinary Shares) in exchange for a total investment of $10 million pursuant to an additional investment agreement with the Issuer, entered into on October 13, 2020 (the “2020 Agreement”). Pursuant to the 2020 Agreement, as amended, KB GmbH agreed that in the event that, under certain circumstances up until the closing of the IPO, the Issuer would have an option to demand that KB GmbH invest additional amounts in exchange for the allotment of Preferred A shares, at a price of $195 per share in two instalments as follows: (i) to call for up to $2 million out of the option amount no later than March 31, 2022 (the “March Option”); and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022 (the “June Option”). On March 6, 2022, KB GmbH acquired 10,256 Preferred A shares (convertible into 451,264 Ordinary Shares) at a price of $195 per share, after the Issuer called an amount of $2,000,000 out of the March Option. The remaining June Option expired on the closing of the IPO.

Prior to the IPO, the Issuer enacted a stock split, increasing the number of Ordinary Shares by a factor of 44.00, resulting in KB GmbH’s shareholding increasing to 1,935,604 Ordinary Shares. Also, prior to the IPO, all Preferred A shares were automatically converted into the Company’s Ordinary Shares, resulting in KB GmbH’s Preferred A shares converting into 2,707,672 Ordinary Shares.

In January 2022, KB GmbH entered into a simple agreement for future equity (“SAFE”) with the Issuer and its other major shareholder providing for financing in the aggregate amount of $1,000,000 (KB GmbH provided $714,286) which was subsequently amended in March 2022. The SAFE provided for the conversion of the investment amount into Ordinary Shares at the IPO price. Therefore, upon the IPO, KB GmbH received 172,951 Ordinary Shares and warrants to purchase 172,951 Ordinary Shares from the Issuer.

On April 4, 2022, KB GmbH acquired a further 432,200 Units, consisting of 432,200 Ordinary Shares and warrants to purchase 432,200 Ordinary Shares in the IPO.

The consideration for each of these transactions was provided for out of the working capital of KB GmbH.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 36.8% of the outstanding Ordinary Shares. KB AG, as the parent entity of KB GmbH, may be deemed to be the beneficial owner of approximately 36.8% of the outstanding Ordinary Shares. None of the Reporting Persons have acquired or disposed of any additional Ordinary Shares since April 4, 2022.

Item 4. Purpose of Transaction

The information contained in Item 3 above is herein incorporated by reference.

All Ordinary Shares reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Mario Beinert and Maximilian Eichhorn, affiliates of KB AG, currently serve on the Issuer’s board of directors. Subject to the terms of the Investor Rights Agreement (as defined below), the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares described in Item 3 above.

Based on the 15,896,040 Ordinary Shares outstanding as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on April 1, 2022, which does not give effect to any exercise of the underwriter’s over-allotment option or any exercise of warrants or underwriter’s warrants issued in the offering as described therein, the Ordinary Shares held by the Reporting Persons constitutes 36.8% of the outstanding Ordinary Shares.

KB AG may be deemed to beneficially own all of the Ordinary Shares held directly by KB GmbH.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mario Beinert and Maximillian Eichhorn, affiliates of KB AG, have been members of the Board of Directors of the Issuer since March 2019 and October 2020, respectively, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Lock-up Agreement

Pursuant to lock-up agreements (each, a “Lock-Up Agreement”) signed in connection with the IPO, KB GmbH, certain other shareholders of the Issuer and each director and executive officer of the Issuer agreed with the representatives of the underwriter in the IPO (the “Representatives”), subject to certain exceptions, not to dispose of or hedge any of their Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares for a period ending on the date that is 180 days after the date of the closing of the IPO, except with the prior written consent of the Representatives. The Representatives may in their sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

Investor Rights Agreement

On October 13, 2020, the Issuer entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with KB GmbH and certain other parties (collectively, the “Rights Holders”). Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

Beginning six months from the closing of the IPO and until the end of five years from the closing of the IPO, Rights Holders who jointly hold more than 40% of the shares that can be registered under the Investor Rights Agreement (apart from Founders (as defined therein)) have the right to demand that the Issuer list their shares for trading, subject to several conditions and limitations set forth in the Investors Rights Agreement.

Short-Form Registration Rights

Following the IPO, and pursuant to the Investors Rights Agreement, the Right Holders have the right to demand the listing of their Ordinary Shares under a shelf prospectus, after the Issuer becomes entitled to register a shelf prospectus, subject to several conditions and limitations as set forth in the Investors Rights Agreement.

Piggyback Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer registers any securities either for its own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

The Investor Rights Agreement is more fully described in the Prospectus and was filed as Exhibit 10.4 to the Issuer’s Form F-1 Registration Statement (File No. 333-262854), and such description is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement between Knorr-Bremse Systeme für Schienenfahrzeuge GmbH and Knorr-Bremse AG

Exhibit 2	Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 (File No. 333-262854))

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-262854))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

KNORR-BREMSE SYSTEME FÜR SCHIENENFAHRZEUGE GMBH

By:	/s/ Nicolas Lange
Name:	Dr. Nicolas Lange
Title:	Managing Director

By:	/s/ Maximilian Eichhorn
Name:	Dr. Maximilian Eichhorn
Title:	Vice President Digital Products & Services (R/DP)

KNORR-BREMSE AG

By:	/s/ Frank Weber
Name:	Frank Weber
Title:	Member of the Executive Board

By:	/s/ Sebastian Riedel
Name:	Sebastian Riedel
Title:	Head of M&A

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

KNORR-BREMSE AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of KB AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with KB AG and (ii) the business address of each director and executive officer listed below is Moosacher Str. 80, D-80809 Munich, Germany.

Name	Position with Reporting Person	Principal Occupation	Citizenship
Prof. Dr. Klaus Mangold	Chair of the Supervisory Board	Independent contractor	Germany

Franz-Josef Birkeneder	Deputy Chair of the Supervisory Board	Plant Manager at Knorr-Bremse Systeme für Nutzfahrzeuge GmbH, Aldersbach site	Germany

Kathrin Dahnke	Member of the Supervisory Board	Chief Financial Officer (CFO) and member of the Management Board of Ottobock SE & Co. KGaA	Germany

Dr. Thomas Enders	Member of the Supervisory Board	President of the German Council on Foreign Relations	Germany

Michael Jell	Member of the Supervisory Board	Full-time Chair of the Works Councils of Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, Knorr-Bremse AG, KB Media GmbH, Knorr-Bremse Services GmbH	Germany

Werner Ratzisberger	Member of the Supervisory Board	Project Engineer for mechanical processing/surfaces	Germany

Annemarie Sedlmair	Member of the Supervisory Board	Head of the Legal department of IG Metall, Munich office	Germany

Dr. Stefan Sommer	Member of the Supervisory Board	Independent Consultant	Germany

Erich Starkl	Member of the Supervisory Board	First Authorized Representative of IG Metall, Passau office	Germany

Julia Thiele-Schürhof	Member of the Supervisory Board	Chief Executive Officer of Knorr-Bremse Global Care e.V	Germany

Sylvia Walter	Member of the Supervisory Board	Accounting Officer – Balance Sheet Accountant	Germany

Dr. Theodor Weimer	Deputy Chair of the Supervisory Board	Chief Executive Officer of Deutsche Börse AG	Germany

Frank Markus Weber	Chief Financial Officer, and Executive Board Spokesman	Chief Financial Officer, and Executive Board Spokesman	Germany

Dr. Claudia Mayfeld	Member of the Executive Board, worldwide responsibility for Integrity, Legal, and Human Resources	Member of the Executive Board, worldwide responsibility for Integrity, Legal, and Human Resources	Germany

Bernd Spies	Member of the Executive Board, responsible for the worldwide business of the Commercial Vehicle Systems division	Member of the Executive Board, responsible for the worldwide business of the Commercial Vehicle Systems division	Germany

Dr. Jürgen Wilder	Member of the Executive Board, responsible for the worldwide business of the Rail Vehicle Systems division Germany	Member of the Executive Board, responsible for the worldwide business of the Rail Vehicle Systems division	Germany

Schedule II

The business and operations of KB GmbH are managed by the executive officers and directors of its parent entity, KB AG, set forth on Schedule I attached hereto.